[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 30, 2019

VIA EDGAR Jay Williamson, Attorney Adviser United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (333-232998) of Prospect Capital Corporation (the “Company”)
Dear Mr. Williamson:
We are in receipt of oral comments provided by you on August 28, 2019 regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).
The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which is being filed today.
The Company’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Amendment.

Mr. Williamson
August 30, 2019

Disclosure Comments:
1.    On July 12, 2019, the staff (the “Staff”) of the United States Securities and Exchange Commission’s Divisions of Corporation Finance, Investment Management, and Trading and Markets, and the Office of the Chief Accountant issued a statement on the London Interbank Offered Rate (“LIBOR”) that encouraged market participants to begin managing their transition away from LIBOR and provided guidance regarding disclosure concerns raised by the transition. As a business development company that engages in direct origination of floating-rate loans and invests in floating-rate loans and collateralized loan obligations, the topics raised in the statement are relevant to the Company’s business disclosure. Please tell us in correspondence how the Company is planning for the transition and how its existing disclosure addresses the questions raised in the statement to the extent applicable. In responding, please note the Staff’s belief that investors may be interested in understanding how management is assessing and monitoring the transition from LIBOR, including operational steps the Company is taking, significant issues being encountered, and any impacts to fund valuation and interest income and spreads received. If appropriate, please provide model draft disclosure for future filings.
The Company has been closely monitoring developments in the LIBOR market. The Company will continue to monitor developments in the LIBOR market and is studying alternatives.

Recently, a substantial number of the debt and CLO securities in which the Company typically invests have included, or have been amended to include, language permitting the issuer or investment manager to implement a market replacement rate (like those proposed by the Alternative Reference Rates Committee of the Federal Reserve Board, the Loan Syndications and Trading Association and the Federal Reserve Bank of New York) upon the occurrence of certain material disruption events. However, we cannot ensure that all instruments in which we are invested will have such provisions, nor can we ensure the issuer or investment managers will undertake the suggested amendments when able. We believe that because issuers, investment managers and other CLO and corporate loan market participants have been preparing for an eventual transition away from LIBOR, we do not anticipate such a transition to have a material impact on the liquidity or value of any of our LIBOR-referenced  investments. However, because the future of LIBOR at this time is uncertain, the specific effects of a transition away from LIBOR cannot be determined as of the date of the Amendment.

The Company has not offered floating rate Prospect Capital InterNotes® since April 2013.

Once the Company has definitive information concerning the future of LIBOR and its replacement, should such replacement take effect, it will promptly update its disclosures.

2.    In the Prospectus Summary, on page 6 under Recent Developments, please revise here or in another location to include the asset coverage ratio as of a recent date.

Mr. Williamson
August 30, 2019

The Company has revised the disclosure in accordance with the comment and included the requested disclosure under “The Offering – Ranking” in the Prospectus Summary.
3.    On page 51 of the Registration Statement, we note that the Company may issue floating-rate notes based on LIBOR. To the extent that the Company’s floating-rate notes based on LIBOR may extend beyond 2021, please briefly address the fallback language the Company intends to use as well as any alternative reference rate. In this respect, it is unclear whether the language on page 51 is intended to address the Company’s fallback language and whether or not this represents market standard. To the extent the Company is using language that does not reflect market standard, please explain why and ensure the Company is appropriately describing the operation of, and risks associated with, its fallback language. Please provide the actual fallback language that will be included in your floating-rate notes as part of the Company’s response.
After discussions with the agents, the Company has included more robust fallback LIBOR language, which it believes to be consistent with market practice, to be included in any floating-rate note that is issued.  The Company has also included as an exhibit to the Amendment a form of supplemental indenture that includes the additional fallback language.
4.    On the Senior Securities table beginning on page 74 of the Registration Statement, please revise to indicate whether the table is audited or not.
The Company has revised the disclosure in accordance with the comment.
5.    On the Senior Securities table beginning on page 74 of the Registration Statement, given the discrepancy between the Asset Coverage Per Unit for individual notes (i.e. the 2020 Notes vs 2022 Notes), please revise the disclosure, and explain in greater detail supplementally, regarding how the Company is calculating asset coverage ratios.
The Company’s asset coverage ratios in the Senior Securities table includes disclosure of the asset coverage for each specific senior security outstanding as well as the asset coverage for the aggregate amount of senior securities outstanding.  For each senior security, the asset coverage is calculated using the ratio of (i) the total value of total assets, less all liabilities and indebtedness not represented by senior securities, and (ii) the aggregate amount of each such senior security.  For purposes of calculating the asset coverage for the aggregate senior securities outstanding, such figure is replaced in the denominator.  The Company believes that its disclosure provides investors with better and more transparent information regarding the Company’s capital structure and asset coverage.  Below are examples of the Company’s calculations for each senior security for the fiscal year ending June 30, 2019.

Mr. Williamson
August 30, 2019

6.    On page 135 of the Registration Statement, we note the Company’s disclosure that an agent, including the purchasing agent, may be deemed to be an “underwriter” under the Securities Act of 1933. Given the compensation the agents will receive in their role distributing the notes, it appears that they are “underwriters.” Please advise or revise as appropriate.
The disclosure has been revised to state that the agents are deemed to be underwriters under the Securities Act of 1933.

* * * * *

Mr. Williamson
August 30, 2019

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.
Sincerely,
/s/ Steven Grigoriou
Steven Grigoriou